Exhibit 99.1

ADC Therapeutics Reports Fourth Quarter and Year-End 2020 Financial Results and Provides Business Updates

-	Lonca BLA accepted by FDA with priority review; PDUFA date May 21, 2021

-	Commercial, medical affairs, CMC and support functions prepared for potential Lonca approval

-	Updated data for lead programs Lonca and Cami presented at American Society of Hematology (ASH) Annual Meeting in December 2020

-	Overland ADCT BioPharma launched to develop and commercialize select products in greater China and Singapore

-	Company to host conference call today at 8:30 a.m. EDT

Lausanne, Switzerland, March 18, 2021 – ADC Therapeutics SA (NYSE: ADCT), a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors, today reported financial results for the fourth quarter and fiscal year ended December 31, 2020 and provided business updates.

“The ADC Therapeutics team is well-positioned to execute on our goals for 2021 after a year of significant progress and achievements across the company in 2020,” said Chris Martin, Chief Executive Officer of ADC Therapeutics. “As we approach the May 21, 2021 PDUFA date and planned commercial launch of our lead therapeutic candidate, Lonca, we have recruited a team of industry veterans to advance our commercial, medical affairs and CMC goal of rapidly bringing Lonca to patients with relapsed or refractory diffuse large B-cell lymphoma who are in desperate need of new treatment options. For our second lead program, Cami, we completed enrollment in our pivotal Phase 2 trial, bringing us one step closer to potentially addressing an unmet need in heavily pre-treated Hodgkin lymphoma patients. We look forward to reporting updated interim data from the trial in the first half of this year. Finally, we continued to develop our strong research pipeline and licensed advanced technologies for next-generation ADC research and development for patients with difficult-to-treat hematologic and solid tumor cancers.”

Recent Highlights from Two Lead Programs

Loncastuximab Tesirine (Lonca)

•	Executing commercial strategy for mid-2021 launch in 3L+ relapsed or refractory diffuse large B-cell lymphoma (DLBCL): The Company’s commercial and medical affairs organizations are hired, trained and finalizing launch preparations in anticipation of potential U.S. Food and Drug Administration (FDA) approval in mid-2021. From a CMC perspective, the Company has commercial drug product ready for potential launch.

•	FDA PDUFA date set for May 21, 2021: In November 2020, the FDA accepted the Company’s Biologics License Application (BLA) filing for Lonca for the treatment of patients with relapsed or refractory DLBCL. The FDA granted priority review status for the application and has set a Prescription Drug User Fee Act (PDUFA) target date of May 21, 2021. The BLA submission is based on data from the LOTIS 2 trial, a single-arm, open-label, 145-patient Phase 2 clinical trial of Lonca as a single agent in patients with relapsed or refractory DLBCL following ≥2 established therapies.

•	Initiated expanded access program (EAP) for patients in the U.S.: In January 2021, the Company initiated its EAP for Lonca for patients in the U.S. with relapsed or refractory DLBCL. The EAP is for patients who cannot be treated by currently available drugs, cell therapy, or clinical trials, and requests must be made by licensed, treating physicians in the U.S.

•	Presented updated Lonca clinical data at the 62nd American Society of Hematology (ASH) Annual Meeting in December 2020: Updated data from the LOTIS 2 trial continued to demonstrate Lonca’s significant, durable antitumor activity with an overall response rate (ORR) of 48.3%, a complete response rate (CRR) of 24.8% and a median duration of response of 12.58 months. Interim data from the ongoing LOTIS 3 Phase 1/2 trial evaluating Lonca in combination with ibrutinib in patients with relapsed or refractory DLBCL or mantle cell lymphoma (MCL) also showed good exposure, manageable toxicity and encouraging efficacy with an ORR of 62.9% across all patients. Lonca continued to demonstrate a manageable toxicity profile as a single agent, as well as in combination with ibrutinib.

•	Enrolling patients in Phase 3 LOTIS 5 clinical trial of Lonca in combination with rituximab in 2L patients: This Phase 3 confirmatory trial will evaluate the safety and efficacy of Lonca in combination with rituximab versus standard immunochemotherapy in 2L patients with relapsed or refractory DLBCL who are not eligible for autologous stem cell transplant. The primary endpoint will be progression-free survival. The LOTIS 5 trial would fulfill the post-marketing approval requirement with the FDA for a confirmatory study, if accelerated approval is received for relapsed or refractory DLBCL.

•	Expanding addressable patients for Lonca treatment: The pivotal Phase 2 trial of Lonca combined with ibrutinib has enrolled 26 of the targeted 66 non-germinal center B-cell DLBCL patients as of February 12, 2021. This trial is intended to support the submission of a supplemental BLA for Lonca in combination with ibrutinib. The Company is also expecting to initiate a pivotal Phase 2 clinical trial in follicular lymphoma (FL) in the first half of 2021. The Company plans to initiate two additional Lonca trials this year. The first trial will evaluate Lonca in combination with multiple other drugs in non-Hodgkin lymphoma (NHL). The Company also plans to initiate a dose-finding study of Lonca in combination with R-CHOP in frontline DLBCL.

Camidanlumab Tesirine (Cami)

•	Completed patient enrollment in pivotal Phase 2 trial: In January 2021, the Company completed enrollment in the 117-patient pivotal Phase 2 clinical trial evaluating the efficacy and safety of Cami in patients with relapsed or refractory Hodgkin lymphoma (HL).

•	Presented updated pivotal Phase 2 data evaluating Cami in patients with relapsed or refractory HL at the ASH Annual Meeting in December 2020: Interim data from 51 patients in the open-label, single-arm, 117-patient pivotal Phase 2 clinical trial in patients with relapsed or refractory HL were consistent with the Phase 1 trial. Cami demonstrated encouraging antitumor activity as a single agent, with an 83% ORR, 38.3% CRR and no new safety signals.

•	Announced first patient dosed in combination with pembrolizumab in ongoing Phase 1b trial in selected advanced solid tumors: In October 2020, the Company dosed its first patient with Cami in combination with pembrolizumab, a checkpoint inhibitor, in an ongoing Phase 1b clinical trial in patients with selected advanced solid tumors. The multicenter, open-label, dose-escalation and dose-expansion Phase 1b trial is evaluating the safety, tolerability, pharmacokinetics and antitumor activity of Cami in combination with pembrolizumab. Pharmacokinetic and biomarker data from the Phase 1b trial were presented at the European Society for Medical Oncology (ESMO) Virtual Congress 2020, and preclinical data were published in the Journal for ImmunoTherapy of Cancer.

Recent Business Updates

•	Preparing state-of-the-art ADC research center at the Imperial College Translation & Innovation Hub (I-HUB): In January 2021, the Company entered into an agreement to open a new state-of-the-art ADC research center for ADC Therapeutics in Imperial College’s new Translation & Innovation Hub (I-HUB) in central London. The research center will enable further platform and pipeline innovation for the Company and is expected to open in the summer of 2021.

•	Formed Overland ADCT BioPharma to develop and commercialize Lonca, ADCT-601, ADCT-602 and ADCT-901 in greater China and Singapore: In December 2020, the Company announced the launch of Overland ADCT BioPharma (CY) Limited (Overland ADCT BioPharma) in partnership with Hillhouse-backed Overland Pharmaceuticals to develop and commercialize four of ADC Therapeutics’ ADC product candidates for difficult-to-treat hematologic and solid tumors in greater China and Singapore. Under the terms of the agreement, ADC Therapeutics licensed exclusive development and commercialization rights to Lonca, ADCT-602, ADCT-601 and ADCT-901 for greater China and Singapore to Overland ADCT BioPharma. ADC Therapeutics received a 49% stake in the company and may also earn milestone payments and royalties. Overland Pharmaceuticals invested $50 million to fund operations. The Board of Directors includes an equal number of nominees from ADCT and Overland.

•	Cash balance of $439.2 million as of December 31, 2020.

2021 Expected Milestones

•	PDUFA target date for Lonca is May 21, 2021 and the Company is on track to launch quickly following approval (if and when received).

•	Initiate a pivotal Phase 2 trial of Lonca in FL in the first half of 2021.

•	Report updated data from the Phase 1 trial of Lonca in combination with ibrutinib in relapsed or refractory DLBCL in the first half of 2021, as well as complete enrollment in the pivotal Phase 2 expansion in the first half of this year.

•	Initiate dose finding study of Lonca in first-line with R-CHOP in the first half of 2021.

•	Report data from the 20-patient safety run-in of LOTIS 5, the Phase 3 confirmatory study of Lonca in combination with rituximab, in the second half of 2021.

•	Report interim results from the pivotal Phase 2 trial of Cami in HL in the first half of 2021.

•	Initiate a Phase 1b combination study of ADCT-601, targeting AXL, in multiple solid tumors in the second half of 2021.

•	File Investigational New Drug (IND) application for ADCT-901, targeting KAAG1, in the first half of 2021.

Fourth Quarter and Full Year 2020 Financial Results

Cash and Cash Equivalents

Cash and cash equivalents were $439.2 million as of December 31, 2020, compared to $115.6 million as of December 31, 2019.

Research and Development (R&D) Expenses

R&D expenses were $48.6 million for the quarter and $142.0 million for the full year ended December 31, 2020, compared to $30.4 million and $107.5 million for the same quarter and year-end 2019. R&D expenses increased as we continue to expand the potential market opportunities for Lonca in earlier lines of therapies and multiple indications, advance Cami to support BLA submission, and build our pipeline. As a result of these initiatives, employee headcount and share-based compensation increased.

Selling and Marketing (S&M) Expenses

During the fourth quarter of 2020, the Company began to present S&M expenses as a separate line item in its Consolidated Statement of Operation in anticipation for its commercial launch of Lonca. S&M expenses were $9.4 million for the quarter and $22.1 million for the full year ended December 31, 2020. The Company did not incur a material amount of S&M expenses, which were classified within general and administrative expenses, during the quarter and full year ended December 31, 2019. The increase in S&M expenses related to the build-out of the Company’s commercial organization and preparation activities for the anticipated launch of Lonca in 2021.

General and Administrative (G&A) Expenses

G&A expenses were $20.1 million for the quarter and $55.1 million for the full year ended December 31, 2020, compared to $5.3 million and $14.2 million for the same quarter and year-end 2019. The increase was primarily due to increased share-based compensation expense and costs of being a public company.

Net Loss and Adjusted Net Loss

Net loss was $55.9 million, or a net loss of $0.73 per basic and diluted share, for the quarter and $246.3 million, or a net loss of $3.77 per basic and diluted share, for the full year ended December 31, 2020, compared to $35.3 million, or a net loss of $0.69 per basic and diluted share, and $116.5 million, or a net loss of $2.36 per basic and diluted share, for the same quarter and year-end 2019.

Net loss included share-based compensation expense of $15.4 million for the quarter and $42.9 million for the full year ended December 31, 2020, compared to $0.8 million and $1.1 million for the same quarter and year-end 2019. The Company recognized a gain of $24.5 million during the quarter and full year ended December 31, 2020 related to its contribution of intellectual property for its equity interest in the Overland ADCT BioPharma joint venture. The net loss for the full year ended December 31, 2020 includes a non-cash charge of $45.4 million related to the changes in fair value of derivatives associated with the convertible loans under the Facility Agreement with Deerfield. The year-to-date increase in fair value was driven by the increase in the Company’s share price from its initial public offering.

Adjusted net loss was $63.0 million, or an adjusted net loss of $0.82 per basic and diluted share, for the quarter and $176.1 million, or an adjusted net loss of $2.69 per basic and diluted share, for the full year ended December 31, 2020, compared to $34.5 million, or an adjusted net loss of $0.68 per basic and diluted share, and $115.4 million, or an adjusted net loss of $2.34 per basic and diluted share, for the same quarter and year-end 2019. The increase in adjusted net loss was primarily driven by higher employee headcount across the organization, costs associated with the expanding clinical portfolio and the preparation for the anticipated launch of Lonca in 2021.

Conference Call Details

ADC Therapeutics management will host a conference call and live audio webcast to discuss fourth quarter and full-year 2020 financial results and provide a company update today at 8:30 a.m. Eastern Time. To access the live call, please dial 833-303-1198 (domestic) or +1-914-987-7415 (international) and provide conference ID 4985202. A live webcast of the presentation will be available under “Events and Presentations” in the Investors section of the ADC Therapeutics website at ir.adctherapeutics.com. The archived webcast will be available for 30 days following the call.

About ADC Therapeutics

ADC Therapeutics SA (NYSE: ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company has created a deep clinical pipeline by combining its decades of experience and strategic target selection with proprietary next-generation pyrrolobenzodiazepine (PBD) technology. The Company’s Biologics License Application for its lead product candidate, loncastuximab tesirine (Lonca, formerly ADCT-402) for the treatment of relapsed or refractory diffuse large B-cell lymphoma was given priority review status by the U.S. Food and Drug Administration and a Prescription Drug User Fee Act (PDUFA) target date of May 21, 2021. The Company’s second lead product candidate, camidanlumab tesirine (Cami, formerly ADCT-301), is being evaluated in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

Use of Non-IFRS Financial Measures

In addition to financial information prepared in accordance with IFRS, this document also contains certain non-IFRS financial measures based on management’s view of performance including:

•	Adjusted net loss

•	Adjusted net loss per share

Management uses such measures internally when monitoring and evaluating our operational performance, generating future operating plans and making strategic decisions regarding the allocation of capital. We believe that these adjusted financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and facilitate operating performance comparability across both past and future reporting periods. These non-IFRS measures have limitations as financial measures and should be considered in addition to, and not in isolation or as a substitute for, the information prepared in accordance with IFRS. When preparing these supplemental non-IFRS measures, management typically excludes certain IFRS items that management does not believe are indicative of our ongoing operating performance. Furthermore, management does not consider these IFRS items to be normal, recurring cash operating expenses; however, these items may not meet the IFRS definition of unusual or non-recurring items. Since non-IFRS financial measures do not have standardized definitions and meanings, they may differ from the non-IFRS financial measures used by other companies, which reduces their usefulness as comparative financial measures. Because of these limitations, you should consider these adjusted financial measures alongside other IFRS financial measures.

The following items are excluded from adjusted net loss and adjusted net loss per share:

Shared-Based Compensation Expense: We exclude share-based compensation from our adjusted financial measures because share-based compensation expense, which is non-cash, fluctuates from period to period based on factors that are not within our control, such as our stock price on the dates share-based grants are issued. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy.

Certain Other Items: We exclude certain other significant items that may occur occasionally and are not normal, recurring operating expenses, cash or non-cash, from our adjusted financial measures. Such items are evaluated by management on an individual basis based on both quantitative and qualitative aspects of their nature and generally represent items that, either as a result of their nature or significance, management would not anticipate occurring as part of our normal business on a regular basis. While not all-inclusive, examples of certain other significant items excluded from our adjusted financial measures would be: changes in the fair value of derivatives, and the effective interest expense, associated with the Facility Agreement with Deerfield, transaction costs associated with debt or equity issuances that are expensed pursuant to IFRS, as well as the non-cash gain related to the contribution of our intellectual property for our equity interest in Overland ADCT BioPharma.

See the attached Reconciliation of IFRS Measures to Non-IFRS Measures for explanations of the amounts excluded and included to arrive at the non-IFRS financial measures for the three- and twelve-month periods ended December 31, 2020 and 2019.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, planned commercialization activities, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

ADC Therapeutics SA

Condensed Consolidated Interim Statement of Operations (Unaudited)

(in KUSD except for share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
Contract revenue	-	-	-	2,340
Research and development expenses	(48,552)	(30,424)	(142,032)	(107,537)
Selling and marketing expenses	(9,353)	-	(22,101)	-
General and administrative expenses	(20,096)	(5,308)	(55,130)	(14,202)
Total operating expense	(78,001)	(35,732)	(219,263)	(121,739)
Loss from operations	(78,001)	(35,732)	(219,263)	(119,399)

Other income (expense)	161	222	584	1,655
Convertible loans, derivatives, change in fair value (expense)	(18)	-	(45,411)	-
Convertible loans, first tranche, derivative, transaction costs	-	-	(1,571)	-
Share of results with joint venture	24,368	-	24,368	-
Financial income	100	218	832	2,253
Financial expense	(2,047)	(51)	(4,926)	(156)
Exchange differences (loss) gain	(366)	173	(576)	(255)
Total other income (expense)	22,198	562	(26,700)	3,497
Loss before taxes	(55,803)	(35,170)	(245,963)	(115,902)
Income tax (expense)	(126)	(115)	(327)	(582)
Net loss	(55,929)	(35,285)	(246,290)	(116,484)

Net loss attributable to:
Owners of the parent	(55,929)	(35,285)	(246,290)	(116,484)

Net loss per share, basic and diluted	(0.73)	(0.69)	(3.77)	(2.36)

ADC Therapeutics SA

Condensed Consolidated Interim Balance Sheet (Unaudited)
(in KUSD)

	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	439,195	115,551
Other current assets	11,255	7,055
Total current assets	450,450	122,606
Non-current assets
Property, plant and equipment	1,629	1,376
Right-of-use assets	3,129	4,898
Intangible assets	10,179	8,434
Interest in joint venture	47,908	-
Other long-term assets	397	368
Total non-current assets	63,242	15,076
Total assets	513,692	137,682

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	5,279	3,329
Other current liabilities	30,375	15,430
Lease liabilities, short-term	1,002	1,132
Current income tax payable	149	52
Convertible loans, short-term	3,631	-
Total current liabilities	40,436	19,943
Non-current liabilities
Convertible loans, long-term	34,775	-
Convertible loans, derivatives	73,208	-
Deferred gain of joint venture	23,539	-
Lease liabilities, long-term	2,465	3,899
Defined benefit pension liabilities	3,543	2,684
Other non-current liabilities	221	-
Total non-current liabilities	137,751	6,583
Total liabilities	178,187	26,526

Equity attributable to owners of the parent
Share capital	6,314	4,361
Share premium	981,056	549,922
Treasury shares	(4)	(100)
Other reserves	42,753	5,473
Cumulative translation adjustments	245	69
Accumulated losses	(694,859)	(448,569)
Total equity attributable to owners of the parent	335,505	111,156
Total liabilities and equity	513,692	137,682

ADC Therapeutics SA

Reconciliation of IFRS Measures to Non-IFRS Measures (Unaudited)

(in KUSD except for share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
in KUSD (except for share and per share data)	2020	2019	2020	2019
Net loss	(55,929)	(35,285)	(246,290)	(116,484)
Adjustments:
Share-based compensation expense (i)	15,416	761	42,928	1,117
Convertible loans, derivatives, change in fair value (income) expense (ii)	18	-	45,411	-
Convertible loans, first tranche, derivative, transaction costs (iii)	-	-	1,571	-
Effective interest expense (iv)	1,975	-	4,756	-
Gain on intellectual property contributed to joint venture (v)	(24,501)	-	(24,501)	-
Adjusted net loss	(63,021)	(34,524)	(176,125)	(115,367)

Net loss per share, basic and diluted	(0.73)	(0.69)	(3.77)	(2.36)
Adjustment to net loss per share, basic and diluted	(0.09)	0.01	1.08	0.02
Adjusted net loss per share, basic and diluted	(0.82)	(0.68)	(2.69)	(2.34)
Weighted average shares outstanding, basic and diluted	76,719,090	50,940,406	65,410,292	49,279,961

(i)	Share-based compensation expense represents the cost of equity awards issued to our directors, management and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These accounting entries have no cash impact.

(ii)	Change in the fair value of the convertible loan derivatives results from the valuation at the end of each accounting period of the derivatives associated with the convertible loans, as explained in our annual report filed on Form 20-F. There are several inputs to these valuations, but those most likely to provoke significant changes in the valuations are changes in the value of the underlying instrument (i.e., changes in the price of our common shares) and changes in expected volatility in that price. Any change in the estimated probability of the regulatory approval of Lonca would directly affect the valuation related to the second tranche. These accounting entries have no cash impact.

(iii)	The transaction costs allocated to the convertible loan first tranche derivative represent actual costs. These are not expected to recur on an ongoing basis.

(iv)	Effective interest expense relates to the increase in the value of our convertible loan in accordance with the effective interest method. As the initial value of the loan is recorded net of the value of the embedded derivative, the increase in the loan value necessary to attain the amount necessary to fund the cash outflows of interest payments, repayment of capital and exit fee is considerably higher than the payments of interest at coupon rate and of the exit fee.

(v)	Gain related to the Company’s contribution of intellectual property for its equity interest in the Overland ADCT BioPharma joint venture. This accounting entry had no cash impact.

CONTACTS:

Investors

Eugenia Litz

ADC Therapeutics

Eugenia.Litz@adctherapeutics.com

+44 7879 627205

Amanda Hamilton
ADC Therapeutics

amanda.hamilton@adctherapeutics.com

Tel.: +1 917-288-7023

EU Media
Alexandre Müller
Dynamics Group
amu@dynamicsgroup.ch
Tel: +41 (0) 43 268 3231

USA Media
Annie Starr
6 Degrees
astarr@6degreespr.com
Tel.: +1 973-768-2170